SurfControl®

06016798

September 7, 2006

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

Re: **SurfControl plc**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
SEC File No. 082-34985

SUPPL

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements and press releases:

- REG-SurfControl PLC Holding(s) in Company, dated September 5, 2006

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

9/14

Enterprise Threat Protection

Financial Announcements

REG-Surfcontrol PLC Holding(s) in Company

RNS Number:5040I
Surfcontrol PLC
05 September 2006

SurfControl plc (the "Company")

The Company has received notification from Herald Investment Trust plc confirming details of notifications of disclosable interests under the UK Companies Act 1985.

Letter to: SurfControl PLC
Dated: 4 September 2006

Disclosure of Interest in Shares
Section 198 to 202 of the Companies Act 1985

In accordance with Section 198 to 202 of the Companies Act 1985, we have to advise you that on 1 September 2006, Herald Investment Trust plc (HIT) bought 100,000 ordinary shares in your company.

HIT now has a holding of 1,275,000 ordinary shares in Surfcontrol.

This represents approximately 4.06% of the issued ordinary shares (based on 31,419,000 ordinary shares in issue).

The shares are registered in the name of BNY (OCS) Nominees Limited.

Letter from: Baillie Gifford & Co
Secretaries to Herald Investment Trust plc

END

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